SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

GAMCO Investors, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

_______361438104_________
(CUSIP Number)

GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________June 20, 2013________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No. 361438104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

 CUSIP No. 361438104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,110,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,110,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,110,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 15.39%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 361438104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP Holdings, LLC I.D. No. 27-2509609
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,110,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,110,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,110,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 15.39%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 361438104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,110,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,110,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,110,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 15.39%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                Security and Issuer
This Amendment No. 1 to Schedule 13D on the Class A Common Stock (“Class A Shares”) of GAMCO Investors, Inc. (the “Issuer”), is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”) which was originally filed on February 6, 2013.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.
The Issuer’s Class A Shares are traded on the New York Stock Exchange under the symbol “GBL”.  Mario J. Gabelli (“Mario Gabelli”) is deemed to be the controlling person of the Issuer on the basis of his ownership of a majority of the voting stock and the capital stock of GGCP, Inc. (“GGCP”), a privately held Wyoming corporation, which through GGCP Holdings, LLC (“GGCP Holdings”) owns a majority of the voting stock and a majority of the capital stock of the Issuer.

Item 2.                                Identity and Background
This statement is being filed by Mario Gabelli and various entities which he directly or indirectly controls.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Foundation, Inc. (“Foundation”), GGCP, GGCP Holdings, and Mario Gabelli.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the managing member and holder of a majority of the equity interest of GGCP Holdings.  The Issuer is the parent company for a variety of companies engaged in the securities business including the management of registered investment companies, separately managed accounts and privately offered funds.
Mario Gabelli is the Chairman, Chief Executive Officer, Chief Investment Officer and controlling shareholder of the Issuer.  Mario Gabelli is also the controlling stockholder, Chief Executive Officer and a director of GGCP.    Mario Gabelli is also a member of GGCP Holdings and has a profits interest in GGCP Holdings.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation.
The Reporting Persons do not admit that they constitute a group.
The business address of Mario Gabelli is GAMCO Investors, Inc., One Corporate Center, Rye, NY 10580.  GGCP is a Wyoming corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability company having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.
                                For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
               (d) - Not applicable.
               (e) - On April 24, 2008, Gabelli Funds, LLC (“Gabelli Funds”), a wholly owned subsidiary of the Issuer, settled an administrative proceeding with the Securities and Exchange Commission (“Commission”) regarding frequent trading in shares of a mutual fund it advises, without admitting or denying the findings or allegations of the Commission.  The inquiry involved Gabelli Funds’ treatment of one investor who had engaged in frequent trading in one fund (the prospectus of which did not at that time impose limits on frequent trading), and who had subsequently made an investment in a hedge fund managed by an affiliate of Gabelli Funds.  The investor was banned from the fund in August 2002, only after certain other investors were banned.  The principal terms of the settlement include an administrative cease and desist order from violating Section 206(2) of the Investment Advisers Act of 1940, Section 17(d) of the Investment Company Act of 1940 (“Company Act”), and Rule 17d-1 thereunder, and Section 12(d)(1)(B)(1) of the Company Act, and the payment of $11 million in disgorgement and prejudgment interest and $5 million in a civil monetary penalty.  Gabelli Funds was also required to retain an independent distribution consultant to develop a plan and oversee distribution to shareholders of the monies paid to the Commission, and to make certain other undertakings.
               On January 12, 2009, Gabelli Funds settled an administrative proceeding with the Commission without admitting or denying the findings or allegations of the Commission, regarding Section 19(a) of the Company Act and Rule 19a-1 thereunder by two closed-end funds.  Section 19(a) and Rule 19a-1 require registered investment companies, when making a distribution in the nature of a dividend from sources other than net investment income, to contemporaneously provide written statements to shareholders that adequately disclose the source or sources of such distribution.  While the two funds sent annual statements and provided other materials containing this information, the shareholders did not receive the notices required by Rule 19a-1 with any of the distributions that were made for 2002 and 2003.  As part of the settlement Gabelli Funds agreed to pay a civil monetary penalty of $450,000 and to cease and desist from causing violations of Section 19(a) and Rule 19a-1.  In connection with the settlement, the Commission noted the remedial actions previously undertaken by Gabelli Funds.
                               (f) – Each Reporting Person is a citizen of the United States.

Item 3.                        Source and Amount of Funds or Other Consideration
No funds were used in association with the reported action.

Item 4.                       Purpose of Transaction

               On February 5, 2013, the Board of Directors of the Issuer adopted a resolution permitting GGCP or its shareholders to exchange an additional 1,200,000 of the Issuer’s Class B Common Stock (“Class B Shares”) of the Issuer for an equal number of shares of Class A Shares of the Issuer as long as there are sufficient authorized but unissued Class A Shares unreserved for issuance.
               As a result of the above transaction, a total of 1,100,000 Class A Shares remain available to be issued upon exchange for Class A Shares by Mario Gabelli, GGCP Holdings, GGCP, or GGCP’s shareholders.  The Class A Shares and the Class B Shares are identical in all respects except that holders of the Class A Shares are entitled to one vote per share and holders of the Class B Shares are entitled to ten votes per share.
               Mario Gabelli serves as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer. As disclosed in Item 1 above, Mr. Gabelli is also deemed to be the control person of the Issuer.   Because of the foregoing, the Reporting Persons at any time and from time to time in the ordinary course of performing their roles relating to the Issuer or as investors in the Issuer may propose or take action in relation to the business of the Issuer including: changes in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; the business and operations of the Issuer; share repurchases by the Issuer; distributions by the Issuer, including the amounts, makeup and timing thereof; the terms of any new issuances of an existing or new class of securities by the Issuer; sales of assets; changes in the Issuer’s charter or by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; and any such other matters.  Any such proposals or actions by the Reporting Persons may be  based on the Reporting Persons’ views of their best interest, their obligations to the Issuer (to the extent required by applicable law or agreement), and other factors in light of (i) the Issuer’s financial position, future actions taken by the Issuer’s Board, price levels of the common stock or other equity or debt securities of the Issuer and (ii) general economic, political, or industry conditions, including conditions in the securities market, or changes in laws, rules, regulations or customs, and any other conditions or changes thereto, in the Reporting Persons’ sole determination.  In as much as none of these proposals or activities would represent a material change in the plans of the Reporting Persons regarding their control over the Issuer, the Reporting Persons will not file amendments to this Schedule 13D reflective thereof.
                   The Reporting Persons intend to review their investments in the Issuer on a continuing basis and depending on various factors the Reporting Persons may deem relevant to their investment decision, including, without limitation, the Issuer's financial position and strategic direction, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may decide to acquire additional Securities, sell some or all of their Securities, or to continue to hold their existing position in the Securities for investment.
                    Other than as described above, none of the Reporting Persons has any present plans or proposals which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                Interest in Securities of the Issuer
                             (a) The aggregate number of Securities to which this Schedule 13D relates is 1,110,000 Class A Shares, representing 15.39% of the 6,101,210 Class A Shares outstanding as of June 20, 2013 according to the Issuer’s records and assuming the Reporting Persons exchange 1,110,000 of their Class B Shares for Class A Shares. The Reporting Persons beneficially own those Securities as follows:

Name	Shares of Common Stock	% of Class of Common

GGCP	1,110,000 (Class A)	15.39%
	19,003,741 (Class B)	97.28%
GGCP Holdings	1,110,000 (Class A)	15.39%
	19,003,741 (Class B)	97.28%
Mario Gabelli	1,110,000 (Class A)	15.39%
	375,360 (Class B)	1.92%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.   GGCP is deemed to have beneficial ownership of the Securities owned beneficially by GGCP Holdings.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that the power of Mario Gabelli is indirect with respect to Securities beneficially owned directly by other Reporting Persons controlled by Mario Gabelli.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
                                (e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:           June 25, 2013

GGCP, INC.
GGCP HOLDINGS, LLC
MARIO J. GABELLI
   GABELLI FOUNDATION, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Attorney-in-Fact

Schedule I
                     Information with Respect to Executive
               Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., G.research, Inc., Teton Advisors, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

Set forth below is the ownership of the Issuer’s Class A Common Stock and Class B Common Stock for each of the Covered Persons as of June 20, 2013.
	No. of shares of Class A Common Stock	No. of shares of Class B Common Stock
Charles Baum	22,462	1,014
Marc Gabelli	69,122	8,621
Matthew Gabelli	23,498	45,189
Frederick Salerno	-0-	-0-
Silvio Berni	-0-	-0-

GGCP, Inc. Directors:
Mario J. Gabelli	Chief Executive Officer of GGCP, Inc., and Chairman & Chief Executive Officer of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.
Marc J. Gabelli	Chairman of The LGL Group, Inc. 2525 Shader Road Orlando, FL 32804
Matthew R. Gabelli	Vice President – Trading G.research, Inc. One Corporate Center Rye, NY 10580
Charles C. Baum	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc J. Gabelli	President
Silvio A. Berni	Vice President, Assistant Secretary and Controller

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc J. Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee

SCHEDULE II
INFORMATION WITH RESPECT TO
RANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
SHARES PURCHASED AVERAGE
DATE SOLD(-) PRICE(2)

CLASS A COMMON STOCK-GAMCO INVESTORS, INC.

MARIO GABELLI
06/18/13 10,000- *DO
06/18/13 8,000- *DO
06/18/13 12,000- *DO
06/13/13 30,000 *DI
05/24/13 30,000- *DO
GABELLI FOUNDATION 06/20/13 10,000- 56.77 06/18/13 10,000 *DI 05/24/13 30,000- 54.44 05/24/13 30,000 *DI
(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
ON THE NYSE.
(2) PRICE EXCLUDES COMMISSION.
(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND
BENEFICIAL OWNERSHIP